FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Prisma Medios de Pago S.A.

Beginning of the process for the transfer of shares

Autonomous City of Buenos Aires, October 1, 2021.

Securities and Exchange Commission

Re.: Prisma Medios de Pago S.A. – Beginning of the process for the transfer of shares.

Dear Sirs,

We address you as Banco BBVA Argentina S.A. (the “Bank”)ʼs attorneys-in-fact to inform that, on October 1, 2021, in the framework of the Divestment Commitment made by Prisma Medios de Pago S.A. (“Prisma”) and its Class B Shareholders to the Comisión Nacional de Defensa de la Competencia (Antitrust Authorities), the Bank together with other Prisma Class B Shareholders, have sent the notice corresponding to the exercise of the sale option and have begun the proceeding for the sale of 49% of the Prisma capital stock and votes represented by 97,157,290 ordinary book-entry Class B shares of AR$ 1 per share entitled to one vote each to AI ZENITH (Netherlands) B.V. (Advent International Global Private Equityʼs Affiliate).

The price to be paid for said shares shall be fixed in the next weeks in accordance with a calculation procedure agreed between the parties which will be informed timely.

Likewise, it is informed that the shares owned by the Bank represent 5.4496% of the Prisma capital stock.

Finally, we inform that the mentioned transaction will not affect the normal development of the Bank business.

Yours sincerely.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11156 L° 103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: October 1st, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer